UniFirst Corporation
68 Jonspin Road
Wilmington, Massachusetts 01887-1086
Telephone (978) 658-8888
Facsimile (978) 988-0659

March 22, 2011

VIA EDGAR AND FEDERAL EXPRESS

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC 20549

Re:             UniFirst Corporation
Form 10-K for Fiscal Year Ended August 28, 2010
Filed October 27, 2010
File No. 001-08504

Dear Mr. Spirgel:

This letter is in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your comment letter to UniFirst Corporation (the “Company”) dated February 24, 2011 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K, File Number 001-08504 (the “Form 10-K”), which was filed with the Commission on October 27, 2010.

Set forth below are the Company’s responses to the comments made by the Staff in the Comment Letter.  For reference purposes, the Staff’s comments have been reproduced below.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comment No. 1

Please enhance your MD&A in future filings to identify and discuss known trends, demands, commitments, events or uncertainties which are reasonably expected to have material effects on your results of operations.  For example, from other public communications by the company, we note your increasing merchandise costs and the expected impact on margins.  We also note competitive pricing conditions in the marketplace and expected variability in revenues and earning from your Specialty Garments segment. In preparing this disclosure, please consider the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003).

Response to Comment No. 1

As requested by the Commission, the Company will provide additional detail in future filings about trends, demands, commitments, events or uncertainties which are reasonably expected to have a material effect on our results of operations.  We will give particular consideration to items discussed in other public communications, such as quarterly earnings webcasts.

Definitive Proxy Statement

Executive Compensation

Our CEO Compensation Program

Comment No. 2

We note that Mr. Croatti’s first performance period with respect to his restricted stock award concluded at the end of fiscal 2010.  However, we also note all 350,000 shares of performance-based restricted stock are still identified as unearned in the Outstanding Equity Awards table and that the CD&A does not include any discussion of Mr. Croatti’s performance against the criteria in the completed period.   Please tell us why none of these shares were considered earned at the end of fiscal 2010 and explain to us how and when you will discuss Mr. Croatti’s performance against his criteria for completed performance periods in your CD&A in future filings.

Response to Comment No. 2

In April 2010, the Company’s Board of Directors approved the grant to its Chief Executive Officer, Ronald D. Croatti, of 350,000 shares of performance-based restricted stock.  The terms of this grant are disclosed in the Company’s Quarterly Report on Form 10-Q filed on April 8, 2010 as well as in the CD&A contained in the proxy statement related to the Company’s 2011 Annual Meeting of Shareholders.  This restricted stock award is subject to both the satisfaction of performance criteria and time-based vesting.  As we have disclosed, Mr. Croatti can satisfy the performance criteria under this award if the Company achieves certain corporate financial targets tied to consolidated revenues and adjusted operating margin for each of fiscal 2010, 2011 and 2012.  However, even if these corporate financial targets are achieved, Mr. Croatti will not be entitled, subject to certain exceptions, to any portion of the award unless, and then only to the extent that, he remains an employee of the Company on each of the third, fourth, fifth and sixth anniversaries of the date of grant.  Accordingly, none of the performance-based restricted stock was earned as of August 28, 2010.  Nevertheless, in future filings, the Company will disclose in a footnote to the Outstanding Equity Awards table the extent to which the corporate financial targets relating to the performance-based restricted stock have been satisfied.  In addition, in the future the CD&A will discuss Mr. Croatti’s performance against these corporate financial targets for completed periods.

In responding to the Staff’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to filings; and

•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please call the undersigned at (978) 658-8888 x4020.

Very truly yours,

By: /s/ Steven S. Sintros
Steven S. Sintros,
Vice President and Chief Financial Officer